# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tectonic Therapeutic, Inc., CIK 0001681087
CUSIP: 878972108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 02/05/2025
Filed by CIK 0001055624
Persons authorized to receive notices and communications: Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP, 101 Constitution Avenue NW, Suite 900, Washington, District Of Columbia (DC), 20001, (202) 689-2800

## Reporting persons
- Timothy A. Springer (CIK 0001055624): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 4,226,058; shared voting power 0; sole dispositive power 4,226,058; shared dispositive power 0; aggregate amount beneficially owned 4,226,058 (29.2% of the class)
- TAS Partners LLC (CIK 0001677543): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 970,223; shared voting power 0; sole dispositive power 970,223; shared dispositive power 0; aggregate amount beneficially owned 970,223 (5.3% of the class)
- Chafen Lu: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 186,134; shared voting power 0; sole dispositive power 186,134; shared dispositive power 0; aggregate amount beneficially owned 186,134 (1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Tectonic Therapeutic, Inc.
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On February 3, 2025, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Dr. Springer, TAS and certain other institutional and accredited investors (the "Purchasers") in a transaction exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) as a transaction not involving a public offering and/or Rule 506 of Regulation D thereunder. Pursuant to the Securities Purchase Agreement, the Issuer agreed to issue and sell an aggregate of 3,689,465 shares of Common Stock (the "February 2025 Shares") for an aggregate purchase price of approximately $185.0 million (collectively, the "February 2025 Private Placement"). Dr. Springer and TAS purchased 129,294 and 660,000 shares of Common Stock, respectively, for aggregate purchase prices of $6,999,977.16 and $33,000,000.00, respectively. The closing of the February 2025 Private Placement occurred on February 5, 2025 (the "Closing Date"). The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 99.6 to this Schedule 13D.

On February 3, 2025, in connection with the Securities Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the holders of Common Stock signatory thereto. Pursuant to the Registration Rights Agreement, the Issuer is required to prepare and file a resale registration statement with the SEC within 54 calendar days following the Closing Date with respect to the shares of Common Stock issued to the Purchasers pursuant to the Securities Purchase Agreement. The Issuer will use its reasonable best efforts to cause such registration statement to be declared effective by the SEC at the earliest possible date, but in any event no later than the earlier of (a) the 90th calendar day following the initial filing date or (b) the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be "reviewed" or will not be subject to further review. The Issuer has granted the Purchasers customary indemnification rights in connection with the registration statement. The Purchasers have also granted the Issuer customary indemnification rights in connection with the registration statement. The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the February 2025 Shares. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.7 to this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of Schedule 13D is hereby amended and restated in full as follows: The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5. The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Statement, are based on a total of 18,442,154 Shares issued and outstanding, which consists of (i) 14,752,689 Shares outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter-ended September 30, 2024, filed with the SEC on November 12, 2024, plus (ii) 3,689,465 Shares sold by the Issuer in the February 2025 Private Placement, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on February 3, 2025. All of the Share numbers reported below, and on each Reporting Person's cover page to this Statement, are as of February 5, 2025. The Reporting Persons, in the aggregate, beneficially own 5,382,415 Shares, representing approximately 29.2% of such class of securities. Dr. Springer is the beneficial owner of a total of 5,382,415 Shares, representing approximately 29.2% of the outstanding Shares and consisting of (i) 4,226,058 Shares held directly, (ii) 970,223 Shares held by TAS and (iii) 186,134 Shares held by Dr. Lu. TAS is the beneficial owner of a total of 970,223 Shares, representing approximately 5.3% of the outstanding Shares. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS. Dr. Lu is the beneficial owner of a total of 186,134 Shares, representing approximately 1.0% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.
Number of shares as to which each person has sole or shared power to vote or dispose: Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.6 Securities Purchase Agreement, dated February 3, 2025, by and between Tectonic Therapeutic, Inc. and each purchaser identified on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 3, 2025).

99.7 Registration Rights Agreement, dated February 3, 2025, by and between Tectonic Therapeutic, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 3, 2025).

## Signatures
- Timothy A. Springer: /s/ Timothy A. Springer, Timothy A. Springer (02/10/2025)
- TAS Partners LLC: /s/ Timothy A. Springer, Timothy A. Springer/Manager (02/10/2025)
- Chafen Lu: /s/ Chafen Lu, Chafen Lu (02/10/2025)